OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MUMO, Inc

2404 Wilshire Blvd. Unit 4i
Los Angeles, CA 90057

http://mumo.me/

3334 shares of Series A-1 Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 35,660 shares of Series A-1 Preferred Stock ($106,980)

Minimum 3,334 shares of common stock ($10,002)

Company	MUMO, Inc
Corporate Address	2404 Wilshire Blvd. Unit 4i, Los Angeles, CA 90057
Description of Business	MUMO is a social music app that lets you share the music you are listening to in real-time.
Type of Security Offered	Series A-1 Preferred Stock
Purchase Price of Security Offered	$3.00 per share
Minimum Investment Amount (per investor)	$300.00

Phase 1 (This Offering): Up to $106,980 - 35,660 shares offered at $3 / share

We are currently in the financial and legal review process to increase our maximum offering and offer additional shares, as required by SEC law. After this process is complete we will advance our offering to Phase 2. The proposed details of Phase 2 are below:

Phase 2: Up to an additional $428,010 - 142,670 shares offered at $3 / share

Total Regulation Crowdfunding goal: $534,990 - 178,330 shares offered at $3 / share

Perks

$1,000+ We will swag you out with a **MUMO gift pack**.

$2,500+ You will receive all above perks and an **invitation to a private music event in Los Angeles.** Lodging and transportation not included.

$5,000+ You will receive all above perks and an **invitation to meet the team at the MUMO Content Lab** in Los Angeles and get a sneak peak of what we're working on. Lodging and transportation not included.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

MUMO™, which stands for Music Moments, has an iOS application that lets users capture and share life's moments through music. It creates a simple way to let friends, family and fans listen to music together live, no matter where they are. We are a brand focused on creating powerful and intimate connections between people, through music. We are a California corporation, converted from an LLC on March 24, 2015, and our address is 2404 Wilshire Blvd. Unit 4I Los Angeles, CA 90057. Our website is www.mumo.me.

Over the last 2.5 years our major focus has been preparing MUMO for launch in the open-market. On December 31, 2015 we raised $500,000 in venture capital funding, which allowed us to use this time building, testing, and improving the MUMO application, forming streaming partnerships, getting approvals from record labels, securing our intellectual property, and securing strategic partnerships with industry leaders. With the launch of this offering we are stepping into the open-market with a primary focus of user acquisition.

We are ready to engage partnerships with thought leaders and brands to create original content with influencers from all walks of life, from athletes to photographers, and performers to pop culture icons. The "Music Moments" they create will help us grow our brand and community and provide monetizable content for MUMO, the creators and our partners. We are also partnering with major music and art events to provide soundtracks and live music streams of these events.

We currently hold a trademark on the name MUMO and our logo in the United States. Our "Listener-Side Auditing" patent is patent pending. This patent protects our method of sharing music streams and enforcing license restrictions, which allow us to operate under a statutory license, providing a major cost advantage over competitors. Our competitors include traditional music-streaming services such as Spotify, Apple Music, and Pandora as well as traditional social networks such as Facebook, Instagram, and Snapchat. While these are the major competitors in the two industries we are targeting, we are bringing the social and music industries together in a way that no major players are. In addition, we compete with live-music streaming platforms such as Jam Music, Vertigo Music, Liyo, ethr Music, and more. Two major features that set us apart from many of our competitors are the ability for users to broadcast music to anybody even if their listeners don't have a paid streaming subscription, and the ability for broadcasters to add multiple photos to create a story and connection that makes listeners feel like they are truly experiencing that moment with you.

The team

Officers and directors

Jon Kraft	Co-Founder & Interim CEO
Ana Quintana	Director
Jean-Marc Touch	Co-Founder, President
Ryan Britt	Co-Founder, Marketing

Jon Kraft
Jon is the founding CEO and co-founder of Pandora Media, Inc.. He has more than two decades of experience as an entrepreneur in software and consumer digital media. He was CEO of Thrively from 2013-2015, Chairman of Thrively from 2015-2016, and has been a Partner of LiftOff, LLC since 2013. As a serial entrepreneur, Jon has co-founded multiple successful companies, including Pandora, UberMedia, Big Stage Entertainment, and Stanford Technology Group, which was sold to Informix.

Ana Quintana
As Principal of Black Diamond Ventures Management Company, LLC since 2011, Ana brings over seventeen years of experience in venture capital, startups, and investment operations. Coupled with generations of entrepreneurial foresight and the ability to recognize early growth opportunities, Ana is passionate about diving into new ventures. Throughout the funding process, from evaluating deals to working directly with the portfolio companies, Ana drives BDV's initiatives forward. Her ability to cultivate valuable relationships is essential to the success of both portfolio companies and investors.

Jean-Marc Touch
Jean-Marc comes with years of experience in marketing and sales. Prior to MUMO he worked at The Coca-Cola Company as a Senior Marketing Manager for vitaminwater, smartwater and NOS from 2010-2013. From 2013-2014 he joined Oberto as a Senior Marketing Manager where he helped build and develop the field marketing program in the West. In 2014, he and Ryan Britt co-founded MUMO.

Ryan Britt
Ryan comes with years of experience in marketing and sales. Before MUMO, Ryan was recruited by Jean-Marc and served as Team and Events Manager for vitaminwater and smartwater from 2012-2013. From 2013-2014 he joined Oberto where he helped build

and develop the field marketing program in the West, before pursuing the dream of creating MUMO.

Related party transactions

In January 2016, the Company began entering into a series of loans to the founders that are due and payable on demand of the Company. As of December 31, 2016, the outstanding balance on the loan was $52,979. As of the date of this Offering, the outstanding balance on these loans is $63,385, which includes loan repayments of $4,474. The Company has outstanding convertible promissory notes issued pursuant to the 2015 Note Purchase Agreement for an aggregate total of $463,000 to Black Diamond Ventures XX, LLC. The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $25,000 to Jonathan Kraft and Robin Van Es 2002 Revocable Trust, U/A October 31, 2002. The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $35,000 to LiftOff, LLC. The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $25,000 to Moonshots, LLC. The Company has an outstanding convertible promissory note for $15,000 to Black Diamond Ventures XX, LLC. The Company has $194,525 in debt outstanding to LiftOff, LLC for product development services performed in 2015. Between January and March, 2017, we entered into a series of advances with Landon Leff, a consultant of the Company, whereby we received an aggregate of $4,511 to cover operating costs. The advance does not accrue any interest and is payable on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We rely on continued equity financing to support our working capital requirements and operating losses.** If we cannot obtain enough equity to fund our business in the future, we could be forced to modify our growth plans, issue equity below its current price and/or potentially liquidate, all of which could adversely impact the value of your investment.
- **We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property, thereby weakening our competitive position and increasing operating costs.** To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Our intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In

addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

- **Our success depends on our ability to establish and uphold the reputation of our brand, which will depend on the effectiveness of our marketing, promotion efforts and user experience.** Any harm to our brand could have a material adverse effect on our company and our ability to gain users.
- **Our non-provisional patent application is currently pending and we cannot guarantee that we will be awarded this patent.** We filed a provisional patent application on February 4, 2015, as well as a non-provisional application on February 4, 2016, which claims the benefit of priority to the earlier provisional application. The non-provisional patent application is currently pending and being examined by the U.S. Patent and Trademark Office. We cannot guarantee that we will be awarded this patent pursuant to this application.
- **Investors will have no voting rights with respect to decisions of the Company.** We are offering shares of our Series A-1 Preferred Stock. Investors will have no voting rights attached to their stock, and therefore will have no ability to impact or otherwise influencer corporate decisions of the Company. Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.
- **This investment is illiquid.** There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should be prepared to hold this investment until the company is acquired or has an initial public offering, both

of which depend on a variety of factors outside of our control, and may never occur.

- **We rely on third parties to provide services essential to the success of our business.** Our third party partners provide a variety of essential business functions, including music streaming, music licensing, website hosting and cloud computing services. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company.
- **We rely on significant user growth in order to begin generating revenue.** Potential revenue avenues largely come from having a strong and engaging user-base that will compel other brands and individuals to engage with us in advertising and sponsorship activities.
- **Requirement for further investment.** The Company will likely require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, some of which are outside of our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion activities and/or business development which could adversely impact the Company.
- **Absence of Dividends.** The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.
- **Need to Attract and Retain Key Employees.** The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, operations, and technical personal will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.
- **Management discretion as to use of proceeds.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the Offering. See "Use of Proceeds" for additional information.
- **Loss of Investment.** Anyone purchasing the Shares should be able to withstand the loss of his, or her, entire investment and should understand that such a possibility exists.
- **Our business hinges on a strong and dependable Internet.** If the Internet infrastructure should decline in its capabilities, maintaining the live functionality of our app will be difficult and our business could be adversely affected.
- **We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.**

Established social network and music streaming platforms such as Facebook, Instagram, Snapchat, Apple Music, Spotify, Pandora and others could build and launch a product similar to MUMO. Their advantages come with scale and an already established distribution network. Competition may effect our ability to grow at the pace we need to raise funds in the future.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jean-Marc Touch, 42.35% ownership, Common Stock
- Ryan Britt, 42.35% ownership, Common Stock

Classes of securities

- Common Stock: 1,000,000

Authorized: 10,200,000

Issued: 1,000,000

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Common Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock owned by such holder. Except as provided by law or by the other provisions of the Company's Bylaws or the Second Amended and Restated Articles of Incorporation of the Corporation (the "Charter") holders of Common Stock shall vote together with the holders of Series A Preferred Stock as a single class.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), after the payment of all preferential amounts required to be paid to the holders of shares of any series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available to shareholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares held by each such holder.

- Series A Preferred Stock: 0

Authorized: 1,000,000

Issued: 0

1. **Dividend Rights.**

(a) The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Determination for Series A Preferred Stock (the "**A Charter**") the holders of the Series A Preferred Stock, on a pari passu basis with the Series A-1 Preferred Stock, then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to Section 3 of the A Charter shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $2.20 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. <u>Liquidation Rights.</u>

(a) <u>Preferential Payments to Holders of Series A Preferred Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding and on a pari passu basis with the holders of shares of Series A-1 Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or(ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 6 of the A Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the **"Series A Liquidation Amount").** If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (defined below), the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock and the holders of shares of Series A-1 Preferred Stock on a pari passu basis the full amount to which they shall be entitled under Section 4(a) of the A Charter, the holders of shares of Series A Preferred Stock and the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) <u>Deemed Liquidation Event.</u>

(i) <u>Definition.</u> Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 4(c)(1)(A)(i) of the A Charter unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4(a) and 4(b) of the A Charter.

3. **Voting Rights.**

(a) General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible. Except as provided by law or by the other provisions of the Company's Bylaws or the Second Amended and Restated Articles of Incorporation of the Corporation holders of Common Stock shall vote together with the holders of Series A Preferred Stock as a single class.

(b) Series A Preferred Stock Protective Provisions. At any time while shares of Series A Preferred Stock are outstanding, the Corporation shall not do any of the following without (in addition to any other vote required by law or the Charter) the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of the Charter or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(iv) (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors;

(vi) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one of more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors.

(c) Election of Board of Directors. Each holder agrees to vote, or cause to be voted, all shares owned by such holder, or over which such holder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at four (4) directors and may be increased only with the written consent of the Investors holding at least fifty percent (50%) of the shares of common stock issued or issuable upon conversion of the shares of Series A Preferred Stock or securities convertible into or exercisable for Series A Preferred Stock (voting as a single class and on as-converted basis).

4. **Optional Conversion.**

(a) Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $2.20 per share. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Adjustments to Series A Conversion Price for Diluting Issues.

(i) No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(ii) Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of

Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(iii) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after Series A Original Issue Date issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance Section 6(d)(iv) of the A Charter.

(c) Adjustments for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(d) Adjustments for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance in accordance with Section 6(f) of the A Charter.

(e) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 3 of the A Charter do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common

Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

5. <u>Mandatory Conversion.</u> Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 6(d)(i) and (ii) of the A Charter such shares may not be reissued by the Corporation.

6. <u>Acquired Shares.</u> Any shares of Series A Preferred Stock that are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following any such acquisition.

7. <u>Notices.</u> Any notice required or permitted by the provisions of this Certificate of Determination to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the California Corporations Code, and shall be deemed sent upon such mailing or electronic transmission.

8. <u>Waiver.</u> Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

- Series A-1 Preferred Stock: 0

Authorized: 178,330

Issued: 0

1. <u>**Dividend Rights.**</u>

(a) The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Determination for Series A-1 Preferred Stock (the "**A-1 Charter**")) the holders of the Series A-1 Preferred Stock, on a pari passu basis with the Series A Preferred Stock, then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A-1 Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A-1 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A-1 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A-1 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A-1 Preferred Stock pursuant to Section 3 of the A-1 Charter shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A-1 Preferred Stock dividend. The "**Series A-1 Original Issue Price**" shall mean $3.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock.

2. <u>**Liquidation Rights.**</u>

(a) <u>*Preferential Payments to Holders of Series A-1 Preferred Stock.*</u> In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series A-1 Preferred Stock then outstanding and on a pari passu basis with the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 6 of the A-1 Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the **"Series A-1 Liquidation Amount")**. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock and the holders of shares of Series A Preferred Stock on a pari passu basis the full amount to which they shall be entitled under Section 4(a) of the A-1 Charter, the holders of shares of Series A-1 Preferred Stock and the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) *Deemed Liquidation Events.*

(i) Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii) Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 4(c)(1)(A)(i) of the A-1 Charter unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4(a) and 4(b) of the A-1 Charter.

3. **Voting Rights.** The Series A-1 Preferred Stock shall be non-voting preferred stock and shall have no right to vote on any matters presented to the shareholders, except as provided in the A-1 Charter or by law.

4. **Optional Conversion.**

(a) Conversion Ratio. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below) in effect at the time of conversion. The "**Series A-1 Conversion Price**" shall initially be equal to $3.00 per share. Such initial Series A-1 Conversion Price, and the rate at which shares of Series A-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Adjustments to Series A-1 Conversion Price for Diluting Issues.

(i) No Adjustment of Series A-1 Conversion Price. No adjustment in the Series A-1 Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A-1 Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(ii) Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities, as defined in Section (6)(d)(i)(d) of the A-1 Charter) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(iii) Adjustment of Series A-1 Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after Series A-1 Original Issue Date issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Series A-1 Conversion Price in effect immediately prior to such issue, then the Series A-1 Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with Section 6(d)(iv) of the A-1 Charter.

(c) Adjustments for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after Series A-1 Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A-1 Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after Series A-1 Original Issue Date combine the outstanding shares of Common Stock, the Series A-1 Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(d) Adjustments for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A-1 Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance in accordance with Section 6(f) of the A-1 Charter.

(e) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of

Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 3 of the A-1 Charter do not apply to such dividend or distribution, then and in each such event the holders of Series A-1 Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A-1 Preferred Stock had been converted into Common Stock on the date of such event.

5. **Mandatory Conversion.** Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by consent of the holders of at least a majority of the then outstanding shares of Series A-1 Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A-1 Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 6(d)(i) and (ii) of the A-1 Charter such shares may not be reissued by the Corporation.

6. **Acquired Shares.** Any shares of Series A-1 Preferred Stock that are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A-1 Preferred Stock following any such acquisition.

7. **Notices.** Any notice required or permitted by the provisions of this Certificate of Determination to be given to a holder of shares of Series A-1 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the California Corporations Code, and shall be deemed sent upon such mailing or electronic transmission.

8. **Waiver.** Any of the rights, powers, preferences and other terms of the

Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A-1 Preferred Stock then outstanding.

- Common Stock Warrants: 163,636

On March 24, 2015, the Company issued warrants to purchase 163,636 shares of common stock to LiftOff, LLC in accordance with a Services Agreement between LiftOff, LLC and the Company, dated as of December 1, 2014. The Company estimated the fair value of the warrants were trivial based on its estimate of the fair value of the Company's common stock at the issuance date. The warrants have an exercise price of $0.01, an expiration date of March 24, 2025 and, as of March 24, 2017, are fully vested.

- Series A Preferred Stock Warrants: 62,273

Pursuant to the initial closing and all subsequent closings of the 2015 Convertible Note Purchase Agreement (as amended), the Company awarded the investors warrants to purchase shares of Series A Preferred Stock in an amount equal to twenty five percent (25%) of the principal amount of such investor's note, divided by the Series A Original Issue Price (defined above, under Dividend Rights). The purchase price for these warrant shares is $0.01 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company. This warrant is exercisable, in whole or in part, on the earlier to occur of (a) the date of the initial closing of the Next Equity Financing, or (b) June 20, 2018, and ending at 5:00 p.m. Pacific Standard Time on June 30, 2018. Based on the aggregate total of convertible notes sold pursuant to the 2015 Convertible Note Purchase Agreement and the Series A Original Issue Price, as of the final closing of the 2015 Convertible Note Purchase Agreement on June 30, 2017, the number of shares of Series A Preferred Stock to be issued pursuant to these warrants shall be 62,273.

- 2015 Convertible Note Purchase Agreement -- Convertible Promissory Notes: 548,000

From December 31, 2015 to June 30, 2017, pursuant to the 2015 Convertible Note Purchase Agreement, the Company sold convertible notes to four accredited investors (Black Diamond Ventures XX, LLC, Moonshots, LLC, LiftOff, LLC and Jonathan Kraft and Robin Van Es 2002 Revocable Trust, U/A October 31, 2002 (the "Investors")) for an aggregate total of $548,000. All notes issued pursuant to the 2015 Convertible Note Purchase Agreement have the same rights and preferences, as defined below:

Interest Rate and Maturity. The notes accrue interest at a rate of six percent (6%)

per annum, compounded annually and mature on June 30, 2018.

Conversion Terms.

The note has two conversion options, mandatory and optional. These options are at the discretion of the Investors. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018.

- Convertible Promissory Note: 15,000

On March 7, 2017, the Company sold a convertible promissory note to Black Diamond Ventures XX, LLC for $15,000. The Company used proceeds from this offerings on research and development, operational costs, and professional fees. The terms of the note are defined below:

Interest Rate and Maturity. The notes accrue interest at a rate of six percent (6%) per annum, compounded annually and shall be due and payable upon written demand by Black Diamond Ventures XX, LLC.

Conversion Terms.

The note has two conversion options, mandatory and optional. These options are at the discretion of the Black Diamond Ventures XX, LLC. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018.

What it means to be a Minority Holder

As a holder of Series A-1 Preferred Stock, you will have no voting rights. You will hold a minority interest in the Company and the holders of the majority of the Series A Preferred Stock and Common Stock will control the company. As a minority holder you will have a limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Each investor's stake in the Company could be diluted if and when the Company issues additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even through the value of the Company may go up. You will own a smaller percentage of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible preferred shares, options or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Revenue. For the years ended December 31, 2016 and 2015, we generated no revenue. We do not expect to generate revenue until after we reach 500,000 weekly active users and begin adding revenue streams.

Operating Expenses. Operating expenses for the years ended December 31, 2016 and 2015 were $471,402 and $254,801, respectively. In 2016, costs primarily consisted of research and development, licensing fees and professional fees.

Other Expenses. Other expenses for the years ended December 31, 2016 and 2015 were $2,097 and $1,881, which consisted of tax expenses.

Financial Milestones

In December 2015, the Company raised $500,000 in funding lead by a venture capital firm. From March 2017 to June 2017, the Company raised $63,000 in venture capital funding. The Company is investing for growth of the brand and its user base and will continue to generate sizable net income losses as a result.

In the next 12 months, the Company hopes to raise $2,000,000 in a Series A financing. In order to achieve this the Company will need to see significant user growth and reach a minimum of 100,000 weekly active users. Upon reaching 500,000 weekly active users, the Company will begin implementing revenue streams. These include targeted advertisements and premium service offerings.

Liquidity and Capital Resources

We had net cash of -$1,089 and $500,063 on December 31, 2016 and 2015, respectively. On December 31, 2016, our bank account was $1,089 overdrawn due to operating expenses

Cash provided by financing activities during the years ended December 31, 2016 and 2015, was ($80,346) and $530,252, respectively. On December 30, 2015, we received $500,000 from multiple investors pursuant to the initial closing of our 2015 Convertible Note Purchase Agreement. Between April and November, 2015, the founders advanced the Company an aggregate of $18,967, which was paid back in full in January 2016. On May 16, 2017, we received $18,000 from Black Diamond Ventures XX, LLC pursuant to a subsequent closing of our 2015 Convertible Note Purchase Agreement. On June 30, 2017, we received $30,000 from Black Diamond Ventures XX, LLC pursuant to a final closing of our 2015 Convertible Note Purchase Agreement. On March 7, 2017, we received $15,000 from Black Diamond Ventures XX, LLC pursuant to an individual convertible promissory note.

On January 4, 2016, the Company began entering into a series of loans to the founders that do not accrue any interest and are payable on demand, to the total outstanding balance of $52,979 as of December 31, 2016.

We expect to fund operations for the remainder of 2017 with the proceeds from the final closing of our Convertible Note Purchase Agreement and the proceeds expected to be received through the Offering. We intend to use net proceeds of the Offering to fund our marketing initiatives and streaming and licensing costs. See "Use of Proceeds" below for additional information. Following the Offering, we will seek additional financing to expand our marketing initiatives, activate key partnerships and further grow our business. We cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future until sufficient revenues are generated to cover operating costs.

Indebtedness

Since its inception in 2015, the Company has funded its operations through third-party loans, the issuance of convertible promissory notes and contributed capital from founders. In December 2015, May 2017 and June 2017, pursuant to the 2015 Note Purchase Agreement, the Company issued convertible promissory notes totaling $548,000 to four accredited investors. See "Ownership and Capital Structure; Rights of the Securities -- 2015 Note Purchase Agreement -- Convertible Promissory Notes" above and "--Recent offerings of securities" below. In March 2017, the Company issued a convertible promissory note for $15,000 to Black Diamond Ventures XX, LLC. See "Ownership and Capital Structure; Rights of the Securities -- Convertible Promissory Note" above and "--Recent offerings of securities" below. During 2015, the Company accumulated debt as LiftOff, LLC contributed product development resources towards the MUMO mobile application. As of the date of this offering our outstanding Accounts Payable to LiftOff, LLC is $194,525. The Company is currently in the process of refinancing with LiftOff, LLC and will restructure this debt moving forward. Proceeds from this offering will not be allocated towards the repayment of this debt. Between February 2017 and the date of this offering, the Company accrued $19,503 in debt for legal services provided by a third party. Between January 2017 and March 2017, the Company received $4,511 in related party advances from a consultant of the Company. The advance does not accrue any interest and is payable on demand. In January 2016 and 2017, the Company entered into annual service agreements with a third party for music licensing. Under the terms of the agreement, the Company is to pay the third party $50,000 annually. As of the date of this Offering, the Company has paid the third party $2,000. In March 2017, the Company entered into an agreement with a third party for marketing and branding services. Under the terms of the agreement, the Company is to pay the third party $30,000 over a period of six (6) months. As of the date of this offering the company has paid the third party $7,500.

Recent offerings of securities

- 2015-12-31, Regulation D, 548000 2015 Convertible Note Purchase Agreement. Use of proceeds: From December 31, 2015 to June 30, 2017, pursuant to the 2015 Convertible Note Purchase Agreement, the Company sold convertible notes to four accredited investors (Black Diamond Ventures XX, LLC, Moonshots, LLC, LiftOff, LLC and Jonathan Kraft and Robin Van Es 2002 Revocable Trust, U/A October 31, 2002 (the "Investors")) for an aggregate total of $548,000. All notes issued pursuant to the 2015 Convertible Note Purchase Agreement have the same rights and preferences, as defined below: Interest Rate and Maturity. The notes accrue interest at a rate of six percent (6%) per annum, compounded annually and mature on June 30, 2018. Conversion Terms. The note has two conversion options, mandatory and optional. These options are at the discretion of the Investors. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018. Use of Funds. Funds from these offerings were used on research and development, operational costs, and professional fees.

- 2017-03-07, Regulation D, 15000 Convertible Promissory Note. Use of proceeds: On March 7, 2017, the Company sold a convertible promissory note to Black Diamond Ventures XX, LLC for $15,000. The Company used proceeds from this offerings on research and development, operational costs, and professional fees. The terms of the note are defined below: Interest Rate and Maturity. The notes accrue interest at a rate of six percent (6%) per annum, compounded annually and shall be due and payable upon written demand by Black Diamond Ventures XX, LLC. Conversion Terms. The note has two conversion options, mandatory and optional. These options are at the discretion of the Black Diamond Ventures XX, LLC. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018. Use of Funds. Funds from this offering were used to cover operational costs of the Company.

Valuation

$3,000,000.00

We have not undertaken any efforts to produce a formal valuation of the Company, nor have we received an independent, third-party valuation of the Company. The price of the Shares reflects the opinion of the Company's Chief Executive Officer ("CEO"), with the counsel of the Board of Directors (as defined above) as to what a fair value would be based

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,002	$106,980
Less: Offering Expenses		
StartEngine Fees (5% total fee)	$500	$5,349
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9502	$101,631
Use of Net Proceeds:		
R&D & Production	$0	$7,500
Marketing	$5002	$35,000
General and Administrative	$2500	$15,000
Salaries and Wages	$0	$19,620
Streaming and Licensing Fees	$2000	$20,000
Related Party Advance	$0	$4,511
Total Use of Net Proceeds	$9,502	$101,631

We are seeking to raise $106,980 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,002. We have agreed to pay StartEngine Capital, LLC ("StartEngine"), which owns the intermediary funding portal StartEngine.com, a fee of 5% on all funds raise. We will pay StartEngine $500 if we only raise the minimum target amount and $5,349 if we raise the maximum offering amount. The net proceeds from this offering will be used to cover our marketing efforts, operational costs, and streaming and licensing fees.

Funds allocated towards:

Marketing will be used for activating partnerships with brands, engaging influencers, advertising online, and events.

Streaming and Licensing Fees will be used on current streaming fees and accounts payable.

Salaries and Wages will be allocated to the founders and consultants of the Company.

General and Administrative funds will be used to cover the operating costs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.mumo.me in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MUMO, Inc

[See attached]

Financial Signature Page

I, Jonathan Kraft, the Interim CEO of MUMO, Inc., hereby certify that the financial statements of MUMO, Inc. and notes thereto for the periods ending December 31, 2016 and December 31, 2015 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31, 2016 the amounts reported on our tax returns were total income of $0; taxable income of -$469,107 and total tax of $0.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 9, 2017.

Jon Kraft (Aug 9, 2017)
______________________ (Signature)

Interim CEO (Title)

8/9/17 (Date)

MUMO, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

MUMO, Inc
Index to Financial Statements
(unaudited)

MUMO, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	31-Dec-16	31-Dec-15
Assets		
Current Assets		
Cash	$ (1,089)	$ 500,063
Total Current Assets	(1,089)	500,063
Non-Current Assets		
Property and Equipment	9,607	-
Loans to Founders	52,979	-
Less: Accumulated Depreciation	(1,922)	-
Total Non-Current Assets	60,664	-
Total Assets	$ 59,575	$ 500,063
Liabilities and Equity		
Current Liabilities		
Accounts Payable	$ 243,225	$ 202,925
Related Party Advances	-	18,967
Total Current Liabilities	243,225	221,892
Long Term Liabilities		
Convertible Promissory Note	500,000	500,000
Total Long Term Liabilities	500,000	500,000
Total Liabilities	743,225	721,892
Stockholder's Equity		
Common Stock	-	-
Additional Paid-in Capital	46,531	34,853
Accumulated Deficit	(730,181)	(256,682)
Total Stockholder's Equity	(683,650)	(221,829)
Total Liabilities and Stockholder's Equity	$ 59,575	$ 500,063

MUMO, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan - Dec 16	Jan - Dec 15
Revenues	$ -	$ -
Cost of Revenues	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expenses	34,702	4,150
Licensing Fees	125,524	18,587
Marketing and Advertising	11,034	-
Professional Fees	109,620	17,515
Research and Development	188,600	214,550
Depreciation Expense	1,922	-
Total Operating Expenses	471,402	254,801
Other Expenses	2,097	1,881
Total Other Expenses	2,097	1,881
Operating Loss	(473,499)	(256,682)
Net Loss	$ (473,499)	$ (256,682)

MUMO, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock					
	Number of Shares	Amount	Additional Paid-in Capital	Member's Equity	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2014	-	$ -	$ -	$ 20,000	$ -	$ 20,000
Conversion to Corp	1,000,000	-	20,000	(20,000)	-	-
Cash contribution from member	-	-	11,285	-	-	11,285
Stock-based Compensation	-	-	3,568	-	-	3,568
Net loss	-	-	-	-	(256,682)	(256,682)
Balance as of December 31, 2015	1,000,000	$ -	$ 34,853	$ -	$ (256,682)	$ (221,829)
Cash contribution from member	-	-	-	-	-	-
Stock-based Compensation	-	-	11,678	-	-	11,678
Net loss	-	-	-	-	(473,499)	(473,499)
Balance as of December 31, 2016	1,000,000	$ -	$ 46,531	$ -	$ (730,181)	$ (683,650)

MUMO, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan - Dec 16	Jan - Dec 15
Cash Flows from Operating Activities:		
Net Loss	$ (473,499)	$ (256,682)
Adjustments to reconcile Net Income		
Accounts Payable	48,700	202,925
Stock Based Compensation	11,678	3,568
Depreciation	1,922	-
Net Cash provided by Operating Activities	(411,199)	(50,189)
Cash Flows from Investing Activities:		
Property and Equipment	(9,607)	-
Net Cash Provided by Investing Activities	(9,607)	-
Cash Flows from Financing Activities:		
Payments of Accounts Payable	(8,400)	-
Payment of Related Party Advances	(18,967)	-
Advances from Related Parties	-	18,967
Loans to Founders	(52,979)	-
Proceeds from issuance of convertible promissory notes	-	500,000
Cash contribution from member	-	11,285
Net Cash Provided by Financing Activities	(80,346)	530,252
Net Cash Increase for Period	(501,152)	480,063
Cash at Beginning of Period	500,063	20,000
Cash at End of Period	$ (1,089)	$ 500,063

NOTE 1 – NATURE OF OPERATIONS

MUMO, Inc. converted from MUMO, LLC on March 24, 2015 ("Conversion") in the State of California. The financial statements of MUMO, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

MUMO has an iOS application that lets users capture and share life's moments through music. It creates a simple way to let friends, family and fans listen to music together live, no matter where they are.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from B to B and B to C sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value of the option is measured on the date of grant and recognized on a straight-line basis over the requisite vesting period. The fair value of each stock option or warrant award is estimated using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – LOANS TO FOUNDERS

In January 2016, the Company began entering into a series of loans to the founders that are due and payable on demand of the Company. As of December 31, 2016 the outstanding balance on the loan was $52,979. As of the date of this offering, the outstanding balance of these loans is $63,385, which includes loan repayments of $2,444.

NOTE 4 – CONVERTIBLE DEBT

2015 Convertible Note Purchase Agreement

On December 31, 2016, the Company sold convertible notes to four accredited investors (Black Diamond Ventures XX, LLC, Moonshots, LLC, Jonathan Kraft and Robin Van Es 2002 Revocable Trust, U/A October 31, 2002, and LiftOff, LLC (the "Investors")) pursuant to the 2015 Convertible Note Purchase Agreement for an aggregate of $500,000. The Company used proceeds from these offerings on research and development, operational costs, and professional fees.

On March 16, 2017 and June 30, 2017, the Company sold convertible notes to Black Diamond Ventures XX, LLC pursuant to the 2015 Convertible Note Purchase Agreement for an aggregate of $48,000. The Company used proceeds from these offerings to cover operational costs.

All notes issued pursuant to the 2015 Convertible Note Purchase Agreement have the same rights and preferences, as defined below:

The note has two conversion options, mandatory and optional. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018.

March 7, 2017 - Convertible Promissory Note

On March 7, 2017, the Company sold a convertible promissory note to Black Diamond Ventures XX, LLC for $15,000. The Company used proceeds from this offerings on operational costs. The terms of the note are defined below:

The notes accrue interest at a rate of six percent (6%) per annum, compounded annually and shall be due and payable upon written demand by Black Diamond Ventures XX, LLC. The note has two conversion options, mandatory and optional. These options are at the discretion of the Black Diamond Ventures XX, LLC. Mandatory conversion will take place upon the closing of a Qualified Equity Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the lower of (A), eighty percent (80%) of the lowest price per share paid by purchasers of Series A Preferred Stock in the Next Equity Financing, or (B) the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan, but excluding, for this purpose, the conversion of any outstanding convertible promissory notes in connection with the 2015 Convertible Note Purchase Agreement (as amended). Under the optional conversion, if the note is not converted into Series A Preferred Stock prior to June 30, 2018, each note holder shall have the option to convert the note (including all principal and unpaid interest) into the number of shares of Series A Preferred Stock equal to the quotient obtained by dividing (I) $3,000,000 by the number of shares of outstanding common stock of the Company on June 30, 2018.

NOTE 5 – ACCOUNTS PAYABLE

During 2015, the Company accumulated debt as LiftOff, LLC contributed product development resources towards the MUMO mobile application. As of December 31, 2016 and 2015 our outstanding Accounts Payable to LiftOff, LLC was $194,525 and $202,925, respectively. The Company is currently in the process of refinancing with LiftOff, LLC and will restructure this debt moving forward. Proceeds from this offering will not be allocated towards the repayment of this debt.

In January 2016 and 2017, the Company entered into annual agreements with a third party for music licensing services. Under the terms of the agreement the Company is to pay the third party $50,000 annually. As of December 31, 2016, the Company's outstanding balance to the third party was $48,000.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,200,000 shares of our common stock with par value of $0.

On March 24, 2015, in connection with the formation of the Corporation, the existing members of MUMO, LLC exchanged all of the outstanding membership units of MUMO, LLC on a one-for-one thousand (1:1000) basis for 1,000,000 shares of the Company's common stock.

Preferred Stock

We have authorized the issuance of 1,178,330 shares of preferred stock, of which none are issued and outstanding. 1,000,000 shares of the total authorized shares of preferred stock are designated Series A Preferred Stock, none of which are issued and outstanding. 178,330 shares of the total authorized shares of preferred stock are designated Series A-1 Preferred Stock, none of which are issued and outstanding.

NOTE 8 – WARRANTS OUTSTANDING

Warrants to Purchase Shares of Series A Preferred Stock

Pursuant to the initial closing and all subsequent closings of the 2015 Convertible Note Purchase Agreement (as amended), the Company awarded the investors warrants to purchase shares of Series A Preferred Stock in an amount equal to twenty five percent (25%) of the principal amount of such investor's note, divided by the Series A Original Issue Price ($2.20 per share, subject to appropriate adjustment). The purchase price for these warrant shares is $0.01 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company. This warrant is exercisable, in whole or in part, on the earlier to occur of (a) the date of the initial closing of the Next Equity Financing, or (b) June 20, 2018, and ending at 5:00 p.m. Pacific Standard Time on June 30, 2018. Based on the aggregate total of convertible notes sold pursuant to the 2015 Convertible Note Purchase Agreement and the Series A Original Issue Price, as of the final closing of the 2015 Convertible Note Purchase Agreement on June 30, 2017, the number of shares of Series A Preferred Stock to be issued pursuant to these warrants shall be 62,273.

Warrants to Purchase Shares of Common Stock

On March 24, 2015, the Company issued warrants to purchase 163,636 shares of common stock to LiftOff, LLC in accordance with a Services Agreement between LiftOff, LLC and the Company, dated as of

December 1, 2014. The Company estimated the fair value of the warrants were trivial based on its estimate of the fair value of the Company's common stock at the issuance date. The warrants have an exercise price of $0.01, an expiration date of March 24, 2025 and, as of March 24, 2017, are fully vested.

NOTE 9 – 2015 STOCK OPTION PLAN AND OUTSTANDING OPTION AWARDS

The Company has adopted the 2015 Stock Incentive Plan as amended and restated (the "Plan"), which provides for the grant of incentive and nonqualified options to purchase the Company's common stock to employees, non-employee directors and consultants of the Company. Under the plan, the number of shares of common stock reserved for grant and the number of shares available for grant was 200,000 shares and 136,881 shares, respectively, as of December 31, 2016. Options are granted at a price not less than the fair market value on the grant date and are exercisable between one (1) and two (2) years after the grant date in accordance with applicable vesting schedules. The options expire ten (10) years after the grant date.

On September 11, 2015, the Company entered into nonstatutory stock option agreements with 64 individuals pursuant to individual advisor agreements for an aggregate total of 66,125 shares. These options are fully vested as of September 11, 2017.

The Company measures non-employee stock-based awards at grant-date fair value and recognizes compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgement. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgement, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2015 is as follows:

	2015
Risk Free Interest Rate	1.50%
Dividend Yield	0.00%
Estimated Volatility	40.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.370

Stock-based compensation expense of $11,678 and $3,568 was recognized under FASB ASC 505 for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation expense related to stock option awards amounted to $8,110 for the year ended December 31, 2016 and will be recognized ratably over the next 9 months.

A summary of information related to stock options for the years ended December 31, 2016 and December 31, 2015 is as follows:

	31-Dec-16		31-Dec-15	
	Number of Options	Average Exercise Price	Number of Options	Average Exercise Price
Outstanding - begnning of year	63,119	$ 1.00	-	$ -
Granted	-	$ -	66,125	$ 1.00
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	(3,006)	$ 1.00
Outstanding - end of year	63,119	$ 1.00	63,119	$ 1.00
Exercisable at end of year	39,449	$ 1.00	7,890	$ 1.00
Weighted Average grant date fair value of options granted during year	$ 0.446		$ 0.446	
Weighted Average duration to expiration of outstanding options at year-end (years)	8.70		9.70	

NOTE 10 – RELATED PARTY TRANSACTIONS

In January 2016, the Company began entering into a series of loans to the founders that are due and payable on demand of the Company. As of December 31, 2016, the outstanding balance on the loan was $52,979. As of the date of this offering, the outstanding balance on these loans is $63,385, which includes loan repayments of $4,474.

The Company has outstanding convertible promissory notes issued pursuant to the 2015 Note Purchase Agreement for an aggregate total of $463,000 to Black Diamond Ventures XX, LLC.

The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $25,000 to Jonathan Kraft and Robin Van Es 2002 Revocable Trust, U/A October 31, 2002.

The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $35,000 to LiftOff, LLC.

The Company has an outstanding convertible promissory note issued pursuant to the 2015 Note Purchase Agreement for $25,000 to Moonshots, LLC.

The Company has $194,525 in outstanding debt to LiftOff, LLC for product development services performed in 2015.

The Company has an outstanding convertible promissory note for $15,000 to Black Diamond Ventures XX, LLC.

Between January and March, 2017, we entered into a series of advances with Landon Leff, a consultant of the Company, whereby we received an aggregate of $4,511 to cover operating costs. The advance does not accrue any interest and is payable on demand.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 8, 2017, the issuance date of these financial statements.

As described in NOTE 5, as of December 31, 2016, the Company's outstanding balance with LiftOff, LLC was $194,525. The Company is currently in the process of refinancing with LiftOff, LLC and will restructure this debt moving forward. Proceeds from this offering will not be allocated towards the repayment of this debt.

As described in NOTE 5, in January 2016 and 2017, the Company entered into annual agreements with a third party for music licensing services. Under the terms of the agreement the Company is to pay the third party $50,000 annually. As of the date of this offering, the Company's outstanding balance to the third party is $48,000 and $50,000 for the years 2016 and 2017, respectively.

In June 2017, the Company entered into an agreement with a third party for public relations services. Under the terms of the agreement, the Company is to pay the third party $1,000 immediately and $1,000 upon completion of a successful Reg CF offering. In addition, the Company is to enter into a separate stock option agreement with the third party for stock options to purchase 1,000 shares of the Company's common stock.

In March 2017, the Company entered into an agreement with a third party for marketing and branding services. Under the terms of the agreement, the Company is to pay the third party $5,000 per month for a period of six (6) months. As of the date of this offering the company has paid the third party $7,500.

In March 2017, the Company amended the 2015 Stock Incentive Plan to increase the pool of shares of common stock reserved for issuance thereunder by 200,000 shares to an aggregate total of 400,000 shares of common stock.

In March 2017, the Company entered into nonstatutory stock option agreements with Black Diamond Ventures Management Company, LLC, Jonathan Kraft and three consultants of the company, pursuant to individual consulting agreements, for an aggregate of 168,250 shares.

As described in NOTE 3, from January 2017 to the date of this offering, the founders have received loans from the Company totaling $10,406, which includes loan repayments of $2,444.

Between February 2017 and the date of this offering, the Company accrued $19,503 in debt for legal services provided by a third party.

On June 7, 2017, the Company authorized up to an aggregate of 35,660 shares of Series A-1 Preferred Stock to be offered, sold and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended (the "offering"). The offering will be conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MUMO is pending **StartEngine Approval.**



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MUMO

Sharing life's moments through music.

Small OPO · Los Angeles, CA · Social Media
Accepting International Investment

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MUMO IS A SOCIAL NETWORK THAT CONNECTS PEOPLE THROUGH MUSIC

Invest in MUMO


Mental Tuning
by Sara
Sun Models by Odesza
INVITE
VIBES
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12
5
4
10
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THATSCHIC
love this song!

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MUMO ™ Music Moments is an iOS app that lets you capture and share life's moments through music. It's a simple way to let friends, family and fans listen to music together live, no matter where they are.

> *"Our goal with MUMO was to bring back the days when people listened to music together as an activity. Listening to music was a social experience. In the last ten years, with smartphones and increasingly high fidelity headphones, it's become a bit more solitary, and there's an intimacy to listening to music with friends that is powerful that we wanted to spotlight."*
> ***— Jon Kraft, MUMO's interim CEO and co-founder of Pandora.***


LIVE MOMENTS
Missing the studio :(
Getting inspired for the next EP :)
By Danellemusic
Mental Tuning
By Sara
13 Beaches by Lana Del Rey
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VIBES
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CHRISFINO
PROFILE
DANELLEMUSIC
All about that chill vibe.
EDIT PROFILE
65
MOMENTS
45
FOLLOWING
117
FOLLOWERS
august
brighton
chrisfino
david
jeanmarc
landon_l
FOLLOWING

Combining elements of Instagram and Turntable.fm, MUMO lets users capture a moment by taking a photo, pairing it with a playlist, and inviting friends to listen live. The time shared together is what we like to call a **Music Moment**.

> *"There is something very special about spending time together and listening to music and MUMO aims to recreate this experience digitally. Our mission is to connect people through music - no matter the distance and time."*
> ***— Jean-Marc, co-founder of MUMO.***



MUMO operates under a radio broadcast license and doesn't require a paid streaming subscription. This gives everyone the opportunity to join Music Moments - live.

We decided to launch this crowdfunding campaign not only to raise capital to grow the company, but also to give everyone the opportunity to join our journey as we bridge the gap between music streaming and social sharing, not just as a user and ambassador, but as an investor as well.



INVESTMENT DETAILS

$3 / share | $3,000,000 pre-money valuation

Minimum investment of $300 / 100 shares
Investment opportunity available to accredited and non-accredited investors, with $300 minimum investment.

3334 shares | $10,002 offering minimum

35,660 shares | $106,980 offering goal
See Offering Summary for more information.

PERKS

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$1,000+ Investment
If you invest $1,000 or more we will swag you out with a **MUMO gift pack**.

$2,500+ Investment
If you invest $2,500 or more you will receive all perks mentioned above and an **invitation to a private music event in Los Angeles.** Lodging and transportation not included.

$5,000+ Investment
If you invest $5,000 or more you will receive all perks mentioned above and we would love for you to **meet the team at the MUMO Content Lab in Los Angeles** and get a sneak peak of what we’re working on. Lodging and transportation not included.

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HOW WE'RE DIFFERENT

MUMO IS SOCIAL



The ability to listen to music live, chat with friends, and share photos through MUMO creates a fun and powerful way to connect people. These genuine intimate connections are created maintained by our community.

LISTEN-LIVE



Our technology allows anyone to listen to music beat-for-beat, no matter the time and distance on any mobile device across the US (territory expansion plan in the works).

CURATED BY YOU



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If you're a musician trying to connect with fans, a blogger with great taste in music, or love discovering and sharing new music with friends, MUMO welcomes people just like you.

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PRODUCT: HOW TO USE MUMO

In a few easy steps, you'll be sharing music with friends.



STEP 1 - CAPTURE

Take a photo or add one from your library and add a caption that fits your current mood or activity.

STEP 2 - SELECT MUSIC

Add songs or a playlist from your iTunes / Apple Music library or select from a **MUMO Featured Playlist.**

STEP 3 - SHARE

Set the moment to **private** for a small group of friends or **public** for everyone to listen together.



Capture
Select Music
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EDIT YOUR PLAYLIST
YOUR SONGS
Love.
Fetish
13 Beaches
Whippin (feat. Felix Snow)
It's A Vibe
Crowded Places
Passionfruit
The Morning
Signs
Invite Friends
INVITE
Set To Public
MOST RECENTS
Chrisfino
Thatschic
Sara
Andy
August
Brighton
Bryan
Missing the studio :(
Getting inspired for the next EP :)
Add A Comment
CHRISFINO


Missing the studio :(
Getting inspired for the next EP :)
by Danellemusic
13 Beaches by Lana Del Rey
INVITE
VIBES
MORE
Add A Comment
CHRISFINO
13 Beaches by Lana Del Rey
Tap to Select a Vibe
LOVE
PARTY
CHILL
DANCE
CRY
NOW PLAYING
13 Beaches
Lana Del Rey
HISTORY
Fetish
Selena Gomez
Whippin (feat. Felix Snow)
Kiiara
It's A Vibe
2 Chainz
Love.
Kendrick Lamar

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FEATURES

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In MUMO, you can invite more friends into the Moment, share to social, add multiple photos, see what songs are up next and more...


Chat with friends.
Invite more people to join your moment.
Discover new music and people on the live moments feed.
Add more photos to your moment to build a deeper connection.
Vibe out to your favorite songs.
Follow friends and revisit archived moments on user profiles.

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SOME MUSIC MOMENTS FROM OUR COMMUNITY

From working out to kicking back at home, music powers various activities and moods in our community.



Sunday eve vibes at the house
by Gaslampkiller
HISTORY
Inner City Blues
Rodriguez
we're bored lol listen to music with us
by Brighton
HISTORY
Intoxicated
Martin Solveig
Bree's Turn Down: Afternoon Vibes
by Breekaysounds
HISTORY
Back To The Ordinary
Kid Astray
Gym vibes
by Andy
HISTORY
Broccoli (Feat. Lil Yachty)
D.R.A.M.
Summer loungin'
by Danellemusic
DANELLEMUSIC
This song gives me life
DEWYDANG
Yessss
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MUMO gym flow
by Chrisfino
HISTORY
Vibe
Melvv
Editing vibes
by August
CHRISFINO
I'm sitting next to @Ryan rn watching the NB Playoffs
AMBERKIMY
Gotta love autocorrect
Obsessed with Tulum. Organizing memories
by Thatschic
HISTORY
Livin' In The Jungle
Black Joe Lewis & The Honeybears
LA, NY, LONDON to TORONTO
by Victoriason
FERA_AMS
Drake is kill IT
DEWYDANG
HAHA
Mixed bag music w/ Charlie the Catnip Killer
by Gaslampkiller
HISTORY
Russian Folk Themes and Yodel
Pete Seeger
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MARKET OPPORTUNITY

According to a recent study of streaming media consumption, more than **60% of streaming activity is done via mobile devices**, and much of linked to specific “moods and “moments.” The study estimates that, in the coming few years, ads aimed specifically at people engaged in particular **“moods and moments” will account for $220 million in new ad revenue** in the seven markets surveyed.* MUMO intends to own this market.

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STREAMING IS KING

In the United States alone, the Digital Music market (Downloads/Streaming) has grown to over $4.2 billion in 2016. **2016 was a monumental year for Streaming** as revenue increased by 72% and now represents 56% of all Digital Music revenue.** Additionally, after 13 years of growth since the beginning of commercial Music Downloads - - **Download revenue has started to decline**. In its wake, **Streaming revenue will more than double** between 2016 and 2021.**



Digital music revenue in the United States from 2015 to 2021, by format (in million U.S. dollars)
Revenue in million U.S. dollars
8,000
6,000
4,000
2,000
0
1,365
2,346
2,989
3,634
4,231
4,748
5,177
2,182
1,855
1,616
1,423
1,287
1,205
1,161
2015
2016*
2017*
2018*
2019*
2020*
Downloads
Streaming
Source
Statista (Digital Market Outlook)
© Statista 2017
Additional Information:
United States; Statista; 2015
statista

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REVENUE MODEL

While paid streaming subscriptions accounted for 76% of Streaming revenue in 2015, **ad-based streaming has a huge potential, once ad spending for radio advertisement ($17 billion in the US in 2015) shifts towards music streaming.**** MUMO is launching as a free streaming service and will introduce targeted advertisements and premium service offerings after meeting key audience benchmarks.

**https://groupmp6160223111045.azureedge.net/cmscontent/admin.groupm.com/api/file/2460*

***https://www.statista.com/download/outlook/whiterpaper/Digital_Music_Outlook_1016.pdf*

WHAT WE'VE ACCOMPLISHED

Building a new social music app is a labor of love and dealmaking, as it sits at the nexus of art, commerce and community. This is what we've done so far to make it possible:

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- Completed a private beta which gathered feedback from key music influencers and our target audience.
- Designed a new streaming architecture that ensures a quality broadcasting and listening experience.
- Our **"Listener-Side Auditing" patent** is patent pending. Our patent protects our method of sharing music streams and enforcing license restrictions, which allow us to operate under a statutory license, providing a major cost advantage over competitors.
- Received streaming approvals from both major and indie music labels.
- Structured agreements with performing rights organizations.
- Received $500K of VC funding.

Because of our hard work and diligence, anyone and everyone can listen to music on MUMO – a major competitive advantage.

WHAT THE FUTURE HOLDS

The funds from this offering will allow us to continue to build and grow the MUMO brand and community.

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PRODUCT DEVELOPMENT

- Continue to improve the listening experience with new and innovative features.
- Implement revenue-driving initiatives.

PARTNERSHIPS

- Continue to pursue partnerships with thought leaders and brands that echo our values and will help us grow the MUMO community.
- Finalize planned activities with upcoming major music and art events.

PROPRIETARY CONTENT DEVELOPMENT

- One of our most exciting projects is the MUMO Content Lab ***(picture shown below,)*** which enables us to create original content with influencers from all walks of life, from athletes to photographers, and performers to pop culture icons. The "Music Moments" they create will help us grow our brand and community, and provide monetizable content for MUMO, the creators and our partners.

FUNDRAISING

- We are beginning our Regulation Crowdfunding offering with a maximum raise of ~$107k. Upon completion of a financial and legal review, as required by SEC law, we will increase our maximum raise to ~$535k.

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AIR

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Stay tuned for more...

January 2015

Partnered with LiftOff

Pitched the idea of MUMO to Jon Kraft, Co-Founder of Pandora and partnered with his incubator firm LiftOff to start product development

March 2015

Start Build of MVP (Minimum Viable Product)

Worked alongside the development team at LiftOff to create live listening technology of MUMO

May 2015

Formed All Streaming Partnership

Formed partnership with MediaNet and agreements with all performance right organization (SoundExchange, BMI, ASCAP, SESAC)

August 2015

Test MVP

Tested the MVP with a small closed group and collected data and feedback

October 2015

Completed Music License Approval

Received approval from all major labels (Universal Music Group, Warner Music Group, Sony Music) and most of all the independent labels

December 2015

Closed $500k Convertible Note

Closed the first tranche of the $1MM convertible note that was lead by Black Diamond Ventures

February 2016

Filed with US Patent Office

U.S Patent Application - Docket #008417.001/US "Sharing Music Streams and Enforcing License Restrictions"

April 2016

Launch Private Beta

Launched the closed private beta with a small group to test the app and the newly redesigned app

August 2016

Start Build of Version 1.0

Took all the data and feedback from the private beta and began to build version 1.0

November 2016

New Version 1.0 Completed

Completed the totally new and redesigned version 1.0 and began to test with small group

February 2017

Secured Strategic Partners for Launch

Formed partnership with some industry leaders to prepare for the official launch of MUMO

April 2017

Finish Construction of MUMO Lab

Completed the construction of the Content Lab that will be used to host events, interviews, and more for the Official Launch

August 2017

Official Launch of MUMO

August 2017

Launch Start Engine Equity Crowd Funding Campaign

September 2017

Closing Start Engine Campaign

(ANTICIPATED)

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Meet the Founders



Jon Kraft

Co-Founder & Interim CEO

Jon is the founding CEO and co-founder of Pandora Media, Inc.. He has more than two decades of experience as an entrepreneur in software and consumer digital media. He was CEO of Thrively from 2013-2015, Chairman of Thrively from 2015-2016, and has been a Partner of LiftOff, LLC since 2013. As a serial entrepreneur, Jon has co-founded multiple successful companies, including Pandora, UberMedia, Big Stage Entertainment, and Stanford Technology Group, which was sold to Informix.



Jean-Marc Touch

Co-Founder, President

Jean-Marc comes with years of experience in marketing and sales. Prior to MUMO he worked at The Coca-Cola Company as a Senior Marketing Manager for vitaminwater, smartwater and NOS from 2010-2013. From 2013-2014 he joined Oberto as a Senior Marketing Manager where he helped build and develop the field marketing program in the West. In 2014, he and Ryan Britt co-founded MUMO.



Ryan Britt

Co-Founder, Marketing

Ryan comes with years of experience in marketing and sales. Before MUMO, Ryan was recruited by Jean-Marc and served as Team and Events Manager for vitaminwater and smartwater from 2012-2013. 2013-2014 he joined Oberto where he helped develop the field marketing program in the West, before pursuing the dream of creating MUMO.

And the Rest of the Team



Ana Quintana

Director

As Principal of Black Diamond Ventures Management Company, LLC since 2011, Ana brings over seventeen years of experience in venture capital, startups, and investment operations. Coupled with generations of entrepreneurial foresight and the ability to recognize early growth opportunities, Ana is passionate about diving into new ventures. Throughout the funding process, from evaluating deals to working directly with the portfolio companies, Ana drives BDV's initiatives forward. Her ability to cultivate valuable relationships is essential to the success of both portfolio companies and investors.

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Ed Chan

Lead Software Architect

Ed is an experienced entrepreneur and founder of various startups. Ed served as the Lead Architect at Myspace, Engineering Lead at Spotrunner, and is currently Chief Architect at Liftoff, an incubator in Glendale, CA.

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Corinne Tosaki

Project Manager

Corinne has extensive experience in product design and development across both start-up and established businesses. She was previously a consulting COO for an early start-up directing the Product direction for the company website and mobile app. Corinne has also served in executive Product/Technology positions for companies in various industries including online music, social media, television advertising, online seller bonding, education, and website development.

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Landon Leff

Business Development

Landon is a recent graduate from Drexel University with a BSBA in Entrepreneurship and Legal Studies. As a former analyst for Black Diamond Ventures, Landon brings a young and fresh perspective to the MUMO team, providing valuable insight and guidance to our overall strategy and direction.

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LiftOff, LLC

Incubator

LiftOff's experience comes with the creation of over 70 products and companies, $50+ million raised and $3.9 billion in market cap for founded companies. From MVP to strong UX design to a long-term product roadmap -- execution is Liftoff's core focus when bringing new products to market.

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Offering Summary

Maximum 35,660 shares of Series A-1 Preferred Stock ($106,980)

Minimum 3,334 shares of common stock ($10,002)

Company	MUMO, Inc
Corporate Address	2404 Wilshire Blvd. Unit 4i, Los Angeles, CA 90057
Description of Business	MUMO is a social music app that lets you share the music you are listening to in real-time.
Type of Security Offered	Series A-1 Preferred Stock
Purchase Price of Security Offered	$3.00 per share
Minimum Investment Amount (per investor)	$300.00

Phase 1 (This Offering): Up to $106,980 - 35,660 shares offered at $3 / share

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We are currently in the financial and legal review process to increase our maximum offering and offer additional shares, as required by SEC law. After this process is complete we will advance our offering to Phase 2. The proposed details of Phase 2 are below:

Phase 2: Up to an additional $428,010 - 142,670 shares offered at $3 / share

Total Regulation Crowdfunding goal: $534,990 - 178,330 shares offered at $3 / share

Perks

$1,000+ We will swag you out with a **MUMO gift pack**.

$2,500+ You will receive all above perks and an **invitation to a private music event in Los Angeles.** Lodging and transportation not included.

$5,000+ You will receive all above perks and an **invitation to meet the team at the MUMO Content Lab** in Los Angeles and get a sneak peak of what we're working on. Lodging and transportation not included.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; expense that is for the purposes of inter-company debt or back payments."

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

Follow MUMO to get notified of future updates!

VIDEO TRANSCRIPT (Exhibit D)

Jean-March Touch

I was a huge basketball fan, and the one thing you always see televised on television is you see the players getting off the bus, you see them walking down the tunnel, you see them in the locker room, and they're always wearing headphones. The interest was always, "What are they listening to? What if you be in that moment with him? What if you could share in it, beat-for-beat, and be there with him? That's what really inspired MUMO.

Jon Kraft

When you're listening to MUMO you really feel like you're hanging out with your friends. It incorporates images so you get a sense of what your friends are doing and where they're hanging out. There's chat – I mean feel like it's changed the music industry back to a time when you used to hang out with your buddies listening to music. The last ten years really became a solitary experience listening to music, and what MUMO is doing is bringing it back to that time when it was really a social experience.

Jean-March Touch

Music inspires us to perform, it inspires us to create, it inspires us to love, it inspires us to fight, and we wanted to create a platform that allows you to not only capture that, but allows you to share that as well.

Jon Kraft

It will change the way you listen to music, it will change the way you hangout with friends, it will change how often you feel like you see your friends, and change how often you spend time with your friends. It's super easy and it's an amazing experience you've got to download it – you've got to try it to understand it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.